Exhibit 99.1

22 July 2025

Update on Recommended Transaction with Harmony

ST. HELIER, Jersey – (BUSINESS WIRE) – MAC Copper Limited ARBN 671 963 198 (NYSE:MTAL; ASX:MAC)

MAC Copper Limited (NYSE:MTAL, ASX:MAC) (“MAC” or the “Company”) is pleased to provide the following update on the proposed acquisition of 100% of the issued share capital in MAC by Harmony Gold (Australia) Pty Ltd (a wholly owned subsidiary of Harmony Gold Mining Company Limited (JSE:HAR, NYSE:HMY)) (“Harmony”) by way of a Jersey law scheme of arrangement pursuant to Article 125 of the Companies (Jersey) Law 1991 (as amended) (“Scheme”) (the “Transaction”).

Capitalised terms used in this announcement have the meaning given to them in the Implementation Deed released to ASX and NYSE on 27 May 2025, unless the context otherwise requires.

Directions hearing and indicative timetable

MAC is pleased to advise that the First Court Hearing is scheduled for 10:00 a.m. (Jersey time) on 30 July 2025. The purpose of the First Court Hearing is to obtain an order from the Court to, among other things, dispatch the Scheme Circular and convene the Scheme Meeting and General Meeting. Following the conclusion of the First Court Hearing, MAC will release an announcement setting out the outcome of the hearing to be released on the ASX and furnished to the SEC.

Subject to obtaining the order from the Court at the First Court Hearing, MAC anticipates the indicative timetable for the next steps of the Transaction to be as follows:

Event	Date and Time (Jersey time)[1]
Voting record date for Scheme Meeting and General Meeting[2]	4:00 pm (New York time) on Tuesday, 29 July for Scheme Shareholders and MAC Shareholders (as applicable) 7:00 pm (Sydney time) on Tuesday, 29 July for MAC CDI Holders
Dispatch of Scheme Circular	Monday, 4 August 2025
Latest time for lodging CDI voting instruction forms for Scheme Meeting and General Meeting	12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on Tuesday, 26 August 2025
Latest time for lodging proxy forms for Scheme Meeting and General Meeting	12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on Wednesday, 27 August 2025
Scheme Meeting	12:30 pm (Jersey time) / 7:30 am (New York time) / 9:30 pm (Sydney time) on Friday, 29 August 2025
General Meeting	1:00 pm (Jersey time) / 8:00 am (New York time) / 10:00 pm (Sydney time) on Friday, 29 August 2025 (or as soon thereafter as the Scheme Meeting has concluded or been adjourned)

Notes:

1.	All dates and times are based on MAC and Harmony’s current expectations and are subject to change. If any of the dates and/or times in this expected timetable change materially, the revised dates and/or times will be published by a public announcement furnished to the SEC and released to the ASX and by making such announcement available on MAC’s website at www.maccopperlimited.com.
2.	Individuals that become MAC Shareholders (or MAC CDI Holders) after this date will not be entitled to vote (or in the case of MAC CDI Holders, will not be entitled to instruct CHESS Depositary Nominees Pty Ltd to vote) at the Scheme Meeting and General Meeting.

MAC Copper Limited maccopperlimited.com	3rd Floor, 44 Esplanade, St Helier, Jersey, JE4	Page 1

Further detail and information on the Transaction will be set out in the dispatched Scheme Circular.

Status of conditions

The Transaction is conditional, among other things, on MAC obtaining from each counterparty to the Silver Stream, the Copper Stream, the Royalty Deed and the Intercreditor Deed all necessary consents, approvals, amendments, exemptions or waivers in respect of the Transaction (in a form and subject to such conditions which are satisfactory to Harmony (acting reasonably) (the Consents Condition).

MAC and Harmony have agreed that the Consents Condition will be taken to be satisfied when:

•	various restructuring documents with Harmony, OR Royalties Limited (formerly Osisko Bermuda Limited) (OR Royalties) (in relation to the Copper Stream and the Silver Stream) and Glencore (in relation to the Royalty Deed) (the Restructuring Documents) have been executed by each of the parties to those documents; and
•	certain specified conditions precedent to one of the Restructuring Documents, being a restructure deed between MAC, Harmony, OR Royalties, CSA Jersey Limited (a newly incorporated wholly-owned subsidiary of MAC), MAC Australia and CMPL, are satisfied or waived by OR Royalties (the Streams Restructure Deed).

MAC is pleased to announce that it has entered into the Restructuring Documents with Harmony, OR Royalties and Glencore (as applicable) pursuant to which the parties have agreed to amend various documents in connection with the Copper Stream, the Silver Stream and the Royalty Deed, with such amendments to take effect after the Scheme has been implemented.

Following the execution of the Restructuring Documents, the only steps required to satisfy the Consents Condition, are for the specified conditions precedent to the Streams Restructure Deed to be satisfied or waived. These conditions include:

•	the delivery of customary certificates, legal opinions and other ancillary documents to OR Royalties;
•	no event of default or trigger event occurring under the Silver Stream or Copper Stream before the date that is two Business Days before the Court Sanction Hearing; and
•	the form of the deed of release in respect of the Senior Debt being agreed by all parties to that deed, Harmony and OR Royalties.

In relation to the regulatory approvals required in connection with the Transaction, Harmony (with the assistance of MAC) has submitted applications to the Australian Foreign Investment Review Board (on behalf of the Australian Federal Treasurer) and the South African Reserve Bank to obtain the requisite regulatory approvals.

Unanimous Board Recommendation

The MAC board continues to unanimously recommend that MAC shareholders vote in favour of the Scheme, in the absence of a Superior Proposal (as defined in the Implementation Deed). Each of MAC’s directors (who together hold or control 2.4% of MAC’s total current fully paid ordinary shares and CDIs on issue) also intend to vote their MAC shares in favour of the Scheme, subject to the same qualification.

– Ends –

This announcement has been authorised for release by Mick McMullen, CEO and Director.

Contacts

Mick McMullen Chief Executive Officer & Director MAC Copper Limited investors@metalsacqcorp.com	Morné Engelbrecht Chief Financial Officer MAC Copper Limited

MAC Copper Limited maccopperlimited.com	3rd Floor, 44 Esplanade, St Helier, Jersey, JE4	Page 2

About MAC Copper Limited

MAC Copper Limited (NYSE:MTAL; ASX:MAC) is a company focused on operating and acquiring metals and mining businesses in high quality, stable jurisdictions that are critical in the electrification and decarbonization of the global economy.

Important Notices and Disclaimers

Important Notices

This announcement has been prepared in relation to the proposed acquisition by Harmony of 100% of the issued share capital in MAC by way of a Jersey law scheme of arrangement pursuant to Article 125 of the Companies (Jersey) Law 1991.

The release, publication or distribution of this announcement in jurisdictions other than Australia, the United States, Jersey and the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than Australia, the United States, Jersey and the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements. In particular, the ability of persons who are not resident in Australia, the United States, Jersey and the United Kingdom or who are subject to the laws of another jurisdiction to vote their MAC Shares in respect of the Scheme, or to execute and deliver forms of proxy appointing another to vote on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located or to which they are subject. Any failure to comply with applicable legal or regulatory requirements of any jurisdiction may constitute a violation of securities laws in that jurisdiction. To the fullest extent permitted by law, the companies and persons involved in the Transaction disclaim any responsibility or liability for the violation of such restrictions by any person.

Copies of this announcement and any formal documentation relating to the Transaction are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any such jurisdiction. Doing so may render invalid any related purported vote in respect of the Transaction.

If the Scheme is implemented, Harmony would acquire 100% of the issued share capital in MAC in exchange for the Scheme consideration, subject to the terms and conditions described in the Implementation Deed entered into on 27 May 2025. A copy of the Implementation Deed is available on the ASX website (at www.asx.com.au) and the MAC website (at www.maccopperlimited.com).

A Scheme Circular containing further important information related to the Scheme will also be sent to MAC shareholders.

As the Scheme will be governed by Jersey law, the Transaction will not be subject to the Corporation Act 2001 (Cth) (subject to receipt of relevant consents, waivers, relief or approvals from ASIC) or the oversight of ASIC or the Australian Takeovers Panel.

Disclaimer

No person other than MAC has authorised or caused the issue, release, submission, distribution or provision of this announcement, or takes any responsibility for, or makes or purports to make, any statements, representations or undertakings in this announcement.

MAC, to the maximum extent permitted by law, expressly exclude and disclaim all liability (including, without limitation, any liability arising out of fault or negligence on the part of any person) for any direct, indirect, consequential or contingent loss or damage, or for any costs or expenses, arising from the use of this announcement or its contents or otherwise arising in connection with it or the Scheme.

MAC does not make any representation or warranties (express or implied) to you about the Scheme or about the currency, accuracy, reliability or completeness of the information, opinions and conclusions in this announcement (including, without limitation, any financial information, any estimates or projections and any other financial information).

MAC Copper Limited maccopperlimited.com	3rd Floor, 44 Esplanade, St Helier, Jersey, JE4	Page 3

Forward Looking Statements

This release includes “forward-looking statements.” The forward-looking information is based on the Company’s expectations, estimates, projections and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management of the Company believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Assumptions have been made by the Company regarding, among other things: the price of copper, continuing commercial production at the CSA Copper Mine without any major disruption, the receipt of required governmental approvals, the accuracy of capital and operating cost estimates, the ability of the Company to operate in a safe, efficient and effective manner and the ability of the Company to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used by the Company. Although management believes that the assumptions made by the Company and the expectations represented by such information are reasonable, there can be no assurance that the forward-looking information will prove to be accurate.

MAC’s actual results may differ from expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward- looking statements. These forward-looking statements include, without limitation, MAC’s expectations with respect to future performance of the CSA Copper Mine. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside MAC’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the completion of the Transaction on anticipated terms and timing, including obtaining required shareholder and regulatory approvals, and the satisfaction of other conditions to the completion of the Transaction; (ii) the ability of Harmony or its affiliates to obtain the necessary financing arrangements; (iii) potential litigation relating to the Transaction that could be instituted against MAC, Harmony or their respective directors, managers or officers, including the effects of any outcomes related thereto; (iv) the risk that disruptions from the Transaction will harm MAC’s business, including current plans and operations; (v) the ability of MAC to retain and hire key personnel; (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Transaction; (vii) continued availability of capital and financing and rating agency actions; (viii) legislative, regulatory and economic developments affecting MAC’s business; (ix) general economic and market developments and conditions; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the Transaction that could affect MAC’s financial performance; (xi) certain restrictions during the pendency of the Transaction that may impact MAC’s ability to pursue certain business opportunities or strategic transactions; (xii) unpredictability and severity of catastrophic events, including but not limited to acts of terrorism, pandemics, outbreaks of war or hostilities, as well as MAC’s response to any of the aforementioned factors; (xiii) significant transaction costs associated with the Transaction; (xiv) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (xv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Transaction, including in circumstances requiring MAC to pay a break fee or other expenses; (xvi) competitive responses to the Transaction; (xvii) the risks and uncertainties pertaining to MAC’s business, including those set forth in Part 1, Item 3(D) of the Company’s most recent Annual Report on Form 20-F, as such risk factors may be amended, supplemented or superseded from time to time by other reports filed by MAC with the SEC; (xviii) the supply and demand for copper; (xix) the future price of copper; (xx) the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital; (xxi) cash flow provided by operating activities; (xxii) unanticipated reclamation expenses; (xxiii) claims and limitations on insurance coverage; (xxiv) the uncertainty in mineral resource estimates; (xxv) the uncertainty in geological, metallurgical and geotechnical studies and opinions; (xxvi) infrastructure risks; and (xxvii) other risks and uncertainties indicated from time to time in MAC’s other filings with the SEC and the ASX. MAC cautions that the foregoing list of factors is not exclusive. MAC cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. MAC does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

MAC Copper Limited maccopperlimited.com	3rd Floor, 44 Esplanade, St Helier, Jersey, JE4	Page 4

More information on potential factors that could affect MAC’s or CSA Copper Mine’s financial results is included from time to time in MAC’s public reports filed with the SEC and the ASX. If any of these risks materialize or MAC’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that MAC does not presently know, or that MAC currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MAC’s expectations, plans or forecasts of future events and views as of the date of this communication. MAC anticipates that subsequent events and developments will cause its assessments to change. However, while MAC may elect to update these forward-looking statements at some point in the future, MAC specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing MAC’s assessment as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Not an offer of securities

This announcement is for informational purposes only and is not intended to and does not constitute or form part of, an offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction in the contravention of application law.

MAC Copper Limited maccopperlimited.com	3rd Floor, 44 Esplanade, St Helier, Jersey, JE4	Page 5